SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549




                                    FORM 11-K


(Mark One)
               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     X         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
----------

For the fiscal year ended December 31, 2000

                                       OR

               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
----------     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ------------  to ------------------


                          Commission file number 1-3950


                           FORD MICROELECTRONICS, INC.
                        SALARIED RETIREMENT SAVINGS PLAN
                            (Full title of the plan)


                               FORD MOTOR COMPANY
                                One American Road
                            Dearborn, Michigan 48126
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Required Information
--------------------

Financial Statements
--------------------

       Statement of Net Assets Available for Benefits, as of December 31, 2000 and 1999.

       Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000.

       Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 2000.

       Schedule II - Reportable Transactions for the Year Ended December 31,
2000.


                                    Exhibit
                                    -------


Designation                 Description                     Method of Filing
-----------                 -----------                     ----------------

Exhibit 23     Consent of PricewaterhouseCoopers LLP    Filed with this Report.



                                    Signature
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                    FORD MICROELECTRONICS, INC.
                                    SALARIED RETIREMENT SAVINGS PLAN


                                    By:
                                       -----------------------------------
                                        Chat Cowherd, agent for
                                        UMB Bank, N.A., as trustee for the
                                        Ford Microelectronics, Inc.
                                        Salaried Retirement Savings Plan


June 20, 2001

                                  EXHIBIT INDEX


                                                                 Sequential
                                                                 Page Number
Designation                   Description                        at Which Found
-----------                   -----------                        --------------

Exhibit 23         Consent of PricewaterhouseCoopers LLP

Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Report on Audit of Financial Statements and Supplemental Schedules For the Years Ended December 31, 2000 and 1999

Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Contents
-------------------------------------------------------------------------------

                                                                           Pages

Report of Independent Accountants.............................................1



Financial Statements
Statement of Net Assets Available for Plan Benefits as
 of December 31, 2000 and 1999................................................2

Statement of Changes in Net Assets Available for Plan Benefits with fund information for the year ended
 December 31, 2000..........................................................3-4

Notes to Financial Statements..............................................5-10


Supplemental Schedules
Schedule I - Schedule of Assets Held for Investment Purposes
 as of December 31, 2000.....................................................11

Schedule II - Schedule of Reportable Transactions for the year ended
 December 31, 2000...........................................................12

                        Report of Independent Accountants


To the Boards of Directors of
Ford Motor Company and
Ford Microelectronics, Inc.


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Ford Microelectronics, Inc. Salaried Retirement Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects in relation to the basic financial statements taken as a whole.




June 4, 2001

Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits
As of December 31, 2000 and 1999
(in thousands)
-------------------------------------------------------------------------------

                                                  2000          1999

Assets
Investments, at fair value                      $ 12,880        $ 35,472
Participant notes receivable                         154             519
                                                 -------        --------

  Net assets available for benefits             $ 13,034        $ 35,991
                                                --------        --------

The accompanying notes are an integral part of the financial statements.

Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2000
(in thousands)
-------------------------------------------------------------------------------

                              Participant-directed
                          ---------------------------------------------------------------------------------------------------------
                        Ford                 Citigroup      Visteon
                       Company  Associates  Incorporated  Corporation   Ultra      Vista    Equity        International  Strategic
                        Stock     Stock        Stock        Stock     Investors  Investors  Income  Value    Growth      Moderate
                        Fund      Fund         Fund         Fund        Fund       Fund      Fund   Fund      Fund         Fund

Net assets at fair
value January 1, 2000     $ 9,303   $1,819    $    -      $    -      $5,253     $2,857   $  933   $1,834      $2,352     $ 165

Additions
  Participant
    contributions              21        -         -           -         102          67      14       24          48         2
  Company contributions        22        -         -           -          75          63      14       23          40         2
  Participant notes -
     principal repayments      11        -         -           3          43          13       4       11          10         5
  Participant notes -
     interest repayments        2        -         -           -           6           3       1        1           2         -
  Dividend and interest
     income                   233        1         -         228         317         641      20       23         186        13
  Net appreciation in
    fair value of
    investments                 -        -       508           -           -           -      82      145           -         -
  Transfers in              8,085      813       587         313       3,518       7,055     344      256       1,594       482
                           ------    -----     -----       -----       -----       -----   -----    -----       -----     -----
      Total additions       8,374      814     1,095         544       4,061       7,842     479      483       1,880       504
Deductions
  Distributions             2,530      650       198         205       3,066       2,813     490      952       1,027       333
  Loans to participants         -        -         -           -           5           8       -        3           -         -
  Net depreciation in
     value of investments   2,351       181        -           5       1,237         745       -        -         574        22
  Transfers out            11,236     1,802      169         215       3,377       5,833     585      605       1,558       259
                           ------     -----    -----       -----       -----       -----   -----    -----       -----     -----
     Total deductions      16,117     2,633      367         425       7,685       9,399   1,075    1,560       3,159       614
                           ------     -----    -----       -----       -----       -----   -----    -----       -----     -----

Net assets at fair value  $ 1,560    $    -    $ 728       $ 119      $1,629      $1,300  $  337   $  757      $1,073     $   55

The accompanying notes are an integral part of the financial statements.


Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2000
(in thousands)
-------------------------------------------------------------------------------

                              Participant-directed
                          ---------------------------------------------------------------------------------------------------------
                                                 Schwab                     U.S.
                          Strategic   Premium   Personal   Prime           Small    Income &
                         Aggressive    Bond      Choice    Money   GNMA   Company    Growth     Partiticipant
                             Fund      Fund       Fund     Market  Fund    Fund       Fund           Notes      Total

Net assets at fair value
January 1, 2000          $  828       $ 404     $2,043     $ 3,228  $ 252  $ 171    $4,030      $ 519           $35,991
Additions
  Participant
    contributions            15           5          -          26      4     10        96                          434
  Company contributions      12           4          -          24      3      8        65                          355
     principal repayments     9           -          -          22      3      2        32       (168)                -
  Participant notes -
     interest repayments      1           -          -           1      -      -         3        (20)                -
  Dividend and interest
     income                  37          24          -         140     12     25        32                        1,932
  Net appreciation in
    fair value of
    investments               -          11          -           -      4      -         -                          750
  Transfers in              610         700      1,432       9,376      9    857     2,537                       38,568
                          -----       -----     ------     -------   ----  -----    ------      ------          -------
      Total additions       684         744      1,432       9,589     35    902     2,765       (188)           42,039
Deductions
   Distributions            713         277      1,335       3,333    134    199     2,188         236            20,679
   Loans to participants      -           -          -          35      -      4         4        (59)                -
   Net depreciation in
     value of investments    29           -          -           -      -    141       492                        5,777
   Transfers out            524         703      1,422       7,553     98    451     2,150                       38,540
                          -----       -----     ------     -------   ----  -----    ------      ------          -------
      Total deductions    1,266         980      2,757      10,921    232    795     4,834         177           64,996
                          -----       -----     ------     -------   ----  -----    ------      ------          -------

Net assets at fair value $  246       $168      $  718     $ 1,896   $ 55  $ 278    $1,961      $  154          $13,034


Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------

   1.  Description of the Plan

       On December 31, 2000, the Board of Directors of Ford Microelectronics, Inc. and the Plan's administrator decided to cease allowing contributions to the plan. All participants were considered vested at this date. Participants had the option of rolling their plans into IRAs, another 401k or take a cash distribution.

       The following description of the Ford Microelectronics, Inc. (the "Company") Salaried Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

       General
       The Plan was a defined-contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees and to provide them with an opportunity to become stockholders of Ford Motor Company ("Ford"). It was subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       Eligibility
       With certain exceptions, regular full-time salaried employees were eligible to participate in the contributory portion of the Plan at date of hire. All full-time employees were eligible to participate in the employer discretionary portion of the Plan. Participation in the Plan was voluntary.

       Contributions
       Under the Plan and subject to limits imposed by the Internal Revenue Code, participants could defer up to 15% in pre-tax contributions and 10% in post-tax contributions. The Company match was at the rate of 100% of the first 3% of the participants' base salaries contributed and at the rate of $.60 for each dollar of the next 7% of participants' base salaries contributed. The Company could also contribute an additional amount determined at the discretion of the Company, in cash. For the years ended December 31, 2000 and 1999, the Company made discretionary contributions of 3% for each regular active employee with covered compensation. These contributions were made bi-weekly in 2000 and 1999.

       Participant accounts
       Each participant's account was credited with the participant's contribution and allocations of the Company's contributions and Plan earnings. Administrative expenses were paid primarily by the Company. Allocations were based on participant earnings or account balances, as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant's vested account.

       Vesting
       Participants were immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant was 100% vested after five years of credited service. A participant becomes fully vested in Company matching contributions automatically upon attainment of normal retirement age, retirement due to disability, death, or partial plan termination. Participants were entitled to receive the full amount of vested funds when their employment is terminated. All participants were considered fully vested on December 31, 2000, as described above.

Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------

   1.  Description of the Plan (continued)

       Investments options
       Upon enrollment in the Plan, a participant could direct employee and Company matching and discretionary contributions in any of the investment options. As of December 31, 2000, participants had the following investment options:

       Ford Motor Company Stock Fund - A "sell-only" fund consisting primarily of shares of Ford Motor Company common stock with a small portion of short-term liquid investments for liquidity purposes. Future cash dividends paid on the Ford stock held in the Ford Motor Company Stock Fund will be invested in the participants' other investments based on the current asset allocation.

       Associates First Capital Corporation (the "Associates") Stock Fund - A "sell-only" fund consisting primarily of shares of the Associates' common stock with a small portion of short-term liquid investments for liquidity purposes, and after December 31, 2000 will be closed. No contributions or transfers by Plan participants may be made to this fund. Future cash dividends paid on the Associates stock held in the Associates Stock Fund will be credited to participants' accounts in the Ford Stock Fund and invested in shares of Ford Common Stock.

       Citigroup Incorporated Stock Fund - A "sell-only" fund consisting primarily of shares of Citigroup common stock with a small portion of short-term liquid investments for liquidity purposes. In December 2000, Associates First Capital Corporation was bought by Citigroup, Incorporated. As a result of that transaction, each share of Associates common stock was exchanged for a 0.7334 shares of Citigroup common stock. Any fractional shares remaining in the participants' accounts after the exchange was paid for in cash.

       Visteon Corporation Stock Fund - Invests primarily in shares of Visteon Corporation common stock with a small portion of short-term liquid investments for liquidity purposes.

       Ultra Fund - Invests in stocks of companies with accelerating earnings and revenue trends. The objective of the fund is to seek capital growth over time.

       Vista Fund - Invests in medium-sized and smaller companies, with an emphasis on smaller firms. The objective of the fund is to seek capital growth over time.

       Equity Income Fund - Invests primarily in companies with favorable dividend-paying history, dividend-paying ability and capital appreciation potential. The objective of the fund is to seek current income with capital appreciation as a secondary objective.

       Value Fund - Invests primarily in stocks of well-established companies that are believed to be undervalued at the time of purchase. The objective of the fund is to seek capital growth over time.

       International Growth Fund - Invests in a diversified international portfolio with the majority of investments in developing markets. The objective of the fund is to seek capital growth over time.

       Strategic Conservative Fund - Invests in a diversified portfolio of bonds, money market securities and stocks. The fund's investment objective is to obtain as high a level of total return as is consistent with the fund's asset mix.

Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------

   1.  Description of the Plan (continued)

       Investments options (continued)

       Strategic Moderate Fund - Invests in equity securities, but maintains a sizable stake in bonds and money market securities. The objective of the fund is to seek high levels of total return (capital appreciation plus income) as is consistent with its risk profile.

       Strategic Aggressive Fund - Invests in a diversified portfolio of stocks, bonds and money market securities and seeks a high level of total return. The objective of the fund is to seek high levels of total return (capital appreciation plus income) as is consistent with its risk profile.

       Premium Bond Fund - Invests in longer-term bonds and other debt instruments. The objective of the fund is to seek high levels of current income.

       Schwab Personal Choice Fund - Allows participants to invest in mutual funds, listed and over-the-counter stocks, certificates of deposits, money market funds and federally backed investments and bonds at the participants discretion.

       Prime Money Market Fund - Invests in high-quality U.S. dollar-denominated money market instruments and other short-term obligations of banks, governments and corporations. The objective of the fund is to seek the highest level of current income consistent with preservation of capital.

       GNMA Fund - Invests in mortgage-backed Ginnie Mae certificates. The objective of the fund is to provide a high level of current income consistent with safety of principal and investment liquidity.

       U.S. Small Company Fund - Invests primarily in small and medium U.S. companies that are ranked as the most undervalued. The objective of the fund is to provide a high total return from a portfolio of small company stocks.

       Income & Growth Fund - Invests primarily in larger-sized companies and targets stocks with a higher expected dividend yield and higher overall return potential. The objective of the fund is to provide dividend growth, current income and capital appreciation by investing in common stocks.

       Participant notes receivable
       Participants could borrow from their fund accounts a minimum of $1,000 and to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions were treated as a transfer to/from the investment fund from/to the Participant Notes fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans bear interest at a rate commensurate with local prevailing rates. Interest rates range from 7.75 to 9.5%. Principal and interest are paid ratably through bi-weekly payroll deductions.

       Payment of benefits
       On termination of service due to death, disability, retirement, or partial plan termination, a participant could elect to receive all or part of participant's vested interest in his or her account as a lump-sum distribution.

Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------
  1.  Description of the Plan (continued)

       Forfeitures
       The Plan permitted the Company to use the funds forfeited by participants to pay Plan administration expenses, and, to the extent not used to pay such expenses, to reduce future Company contributions. As of December 31, 2000 and 1999, $0 and $59,914, respectively, were forfeited by plan participants and were available to pay future administrative expenses. To the extent that forfeited funds are not available to pay Plan administrative expenses, the Company pays such expenses.

       Investment participation
       The number of participants in each program at December 31, 2000 is as follows:

                                                        Number of
       Investment Fund                                  participants

       Ford Motor Company Stock Fund                            101
       Citigroup Incorporated Stock Fund                         91
       Visteon Corporation Stock Fund                           127
       Ultra Fund                                                86
       Vista Fund                                                60
       Equity Income Fund                                        45
       Value Fund                                                54
       International Growth Fund                                 60
       Strategic Moderate Fund                                   17
       Strategic Aggressive Fund                                 30
       Premium Bond Fund                                         12
       Schwab Personal Choice Fund                               18
       Prime Money Market Fund                                   91
       GNMA Fund                                                 16
       U.S. Small Company Fund                                   15
       Income & Growth Fund                                      85

   2.  Summary of Significant Accounting Policies

       Basis of accounting
       The financial statements of the Plan are prepared under the accrual method of accounting.

       Investment valuation and income recognition
       All Plan investments were valued on the basis of established year-end quoted market prices. Participant notes were carried at cost, which approximates fair value. Purchases and sales of securities were recorded on a trade-date basis. Gains and losses on sales of securities were based on average cost. Dividend income was recorded on the ex-dividend date. Interest income was recorded on the accrual basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consist of the realized gains and losses and the unrealized appreciation and depreciation on those investments.

Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------

   2.  Summary of Significant Accounting Policies (continued)

       Payment of benefits Benefits were recorded when paid.

       Contributions
       Contributions from employees and the Company were recorded in the period that payroll deductions are made from Plan participants.

       Use of estimates
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

       Risks and uncertainties
       The Plan provides for various investment options in any combination of either equity or fixed income investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

   3.  Asset Value Per Share

       The number of shares and asset value per share at December 31, 2000 are as follows:

                                                Number of       Asset value
       Investment Fund                            shares         per share

       Ford Motor Company Stock Fund               66,555       $23.44
       Citigroup Incorporated Stock Fund           14,257        51.06
       Visteon Corporation Stock Fund              10,384        11.50
       Ultra Fund                                  50,315        32.37
       Vista Fund                                  84,832        15.33
       Equity Income Fund                          50,879         6.62
       Value Fund                                 118,606         6.38
       International Growth Fund                   98,177        10.93
       Strategic Moderate Fund                      8,659         6.31
       Strategic Aggressive Fund                   33,999         7.25
       Premium Bond Fund                           16,885         9.97
       Schwab Personal Choice Fund                717,605         1.00
       Prime Money Market Fund                  1,895,731         1.00
       GNMA Fund                                    5,211        10.49
       U.S. Small Company Fund                     10,632        26.12
       Income & Growth Fund                        64,961        30.19

Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------
4.  Tax Status

       The Internal Revenue Service has determined and informed the Company by a letter dated September 13, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been subsequently amended, management believes the Plan continues to be in accordance with the IRC.

   5.  Other

       On August 7, 2000, Ford Motor Company announced the final results of its recapitalization, known as the Value Enhancement Plan ("VEP"). Under the VEP, Ford shareholders exchanged each of their old Ford Common or Class B shares for one new Ford Common or Class B share, as the case may be, plus, at their election, either $20 in cash, 0.748 additional new Ford Common shares, or a combination of $5.17 in cash and 0.555 additional new Ford Common shares. As a result of the elections made by shareholders under the VEP, the total cash elected was $5.7 billion and the total number of new Ford Common and Class B shares that became issued and outstanding was 1.893 billion.

       On June 28, 2000, Ford distributed 130 million shares of Visteon Corporation ("Visteon"), which represented its 100% ownership interest, by means of a tax-free spin-off in the form of a dividend on Ford Common and Class B Stock.

       Holders of Ford Common and Class B Stock on the record date received
       0.130933 shares of Visteon common stock for each share of Ford stock, and participants in U.S. employee savings plans on the record date received $1.72 in cash per share of Ford stock, based on the volume-weighted average price of Visteon stock of $13.1326 per share on June 28, 2000. The total value of the distribution (including the $365 million cash dividend) was $2.1 billion, or $1.72 per diluted share of Ford stock. Participants in the Ford Stock Fund under the Plan on the record date received Visteon shares in the distribution.

       In addition, on June 26, 2000, Intel Corp. acquired most of the assets of the Company, which is a wholly owned subsidiary of Visteon. Formerly a subsidiary of Ford, Visteon absorbed all of the Company's production. Under the terms of the agreement, Visteon kept the Company's name and the rights to the product line. Therefore, this agreement was not considered a complete acquisition.

   6.  Subsequent Event

       On June 8, 2001, the Board of Directors of Ford Microelectronics, Inc. and the Plan's administrator decided to terminate the plan effective December 31, 2000. The Trustee of the Plan was directed to transfer the balance of any accounts for which a timely distribution election has not been filed with the Plan Administrator to Fidelity Management Trust Company, as trustee of the Visteon Investment Plan, as soon as practicable, after the Plan's termination.

Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Schedule I - Schedule of Assets Held for Investment Purposes
As of December 31, 2000
------------------------------------------------------------------------------

(a)               (b)                                    (c)                             (d)              (e)
          Identity of issuer,            Description of investment, including
          borrower, lessor or        maturity date, rate of interest, collateral,                       Current
             similar party                      par of maturity value                    Cost            value

*      Ford Motor Company          Ford Motor Company Common Stock,
                                   66,555 shares                                      $   901,797       $ 1,560,049


       Citigroup Incorporated      Citigroup Stock Fund, 14,257 shares                    344,356           727,962

*      Visteon Corporation         Visteon Corporation Common Stock,
                                    10,384 shares                                         138,976           119,416

*      American Century
        Services Corporation       Ultra Fund,  50,315 shares                           1,768,055         1,628,697
                                   Vista Fund,  84,832 shares                           1,473,563         1,300,475
                                   Equity Income Fund,  50,879 shares                     322,996           336,819
                                   Value Fund,  118,606 shares                            772,565           756,706
                                   International Growth Fund,  98,177 shares            1,050,788         1,073,075
                                   Strategic Moderated Fund,  8,659 shares                 56,247            54,638
                                   Strategic Aggressive Fund,  33,999 shares              232,585           246,493
                                   Premium Bond Fund,  16,885 shares                      166,615           168,343
                                   Schwab Personal Choice Fund,  717,605 shares           717,605           717,605
                                   Prime Money Market Fund,  1,895,731 shares           1,895,731         1,895,731
                                   GNMA Fund,  5,211 shares                                54,573            54,663
                                   U.S. Small Company Fund,  10,632 shares                322,616           277,708
                                   Income & Growth Fund,  64,961 shares                 1,789,936         1,961,173

*      Participant notes           7.75% to 9.50% interest rate generally maturing
                                    from 2-10 years                                             -           153,968
                                                                                      -----------       -----------

                                   Total                                              $12,009,004       $13,033,521
                                                                                      -----------       -----------


*Party-in-interest to the Plan.

Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Schedule II - Schedule of Reportable Transactions
For the Year Ended December 31, 2000
-------------------------------------------------------------------------------

      (a)                             (b)                    (c)       (d)     (e)      (f)(1)      (g)         (h)       (i)
                         Description of asset (including                                                      Current
                          interest rate and maturity       Purchase  Selling   Lease    Expense     Cost       value    Net gain
Identity of party           in case of a loan)              price     price    rental   incurred   of asset   of asset  or (loss)

Reporting
Criterion I                 Single transaction in excess of 5%
                             of current value of plan assets.

                            None.

Reporting
Criterion II                Series of transactions in other
                             than securities in excess of 5% of
                             current value of plan assets.

                            None.

Reporting
Criterion III               Series of transactions in
                             in excess of 5% of current value
                             plan assets.

                            None.

Reporting
Criterion IV                Single transactions with
                             nonregulated entity in excess of 5% of
                             current value of plan assets.

                            None.


(1) Information regarding expenses incurred with each transaction was not available for the trustee.